Exhibit 99.1

December 18, 2017	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER OBTAINS ALL ENVIRONMENTAL PERMITS

FOR NEW TAILINGS STORAGE FACILITY AT TOPIA

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) announces that SEMARNAT, the Mexican environmental authority, has granted the Company all permits for the construction and operation of the new Phase II Tailings Storage Facility (“TSF”) at its Topia Mine in Durango, Mexico.

“We are pleased with the conclusion of the permitting process without interruption of operations at Topia”, stated James Bannantine, President & CEO. "We will be commencing imminently the construction of Phase II and have sufficient remaining capacity at Phase I to continue mining operations allowing a seamless transition to deposition at Phase II.”

The permits granted by SEMARNAT for the construction and operation of the Phase II TSF and the modifications to the processing plant earlier in the year will allow dry stack tailings disposal under the Company’s current operating plan for the Topia Mine.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.  Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine in Durango.  The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired earlier this year; and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such forward-looking statements include, but are not limited to the timing of construction of the new tailings facility and the transition without interruption of operations. These involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. These include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, exploration results being indicative of future production of its properties, permitting risks, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:    1 888 355 1766

Tel:         +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com